Exhibit 20.3

Annual General Meeting of Shareholders

(Name of ADR holder)

(Number of ADRs held)

Resolutions presented for consideration by the Annual General Meeting of Shareholders of Melco Crown Entertainment Limited (the “Company”) on May 21, 2014.

		ORDINARY RESOLUTIONS	For	Against
1)

To ratify the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, and to receive and adopt the audited consolidated financial statements and the directors’ and auditors’ reports, for the year ended December 31, 2013.

2)	To re-elect each of the following directors:
	(a)	Mr. Clarence Yuk Man Chung as a non-executive director of the Company;
	(b)	Mr. William Todd Nisbet as a non-executive director of the Company;
	(c)	Mr. James Andrew Charles MacKenzie as an independent non-executive director of the Company;
	(d)	Mr. Thomas Jefferson Wu as an independent non-executive director of the Company.
3)	To authorize the board of directors to fix the remuneration of the directors of the Company.
4)	To ratify the appointment of and re-appoint the independent auditors of the Company, Deloitte Touche Tohmatsu, and to authorize the board of directors to fix their remuneration.
5)

To grant a general and unconditional mandate to the board of directors to issue new shares of the Company not exceeding 20% of the issued share capital of the Company as at the date of passing this resolution.

6)

To grant a general and unconditional mandate to the board of directors to repurchase shares of the Company not exceeding 10% of the issued share capital of the Company as at the date of passing this resolution.

7)

To extend the general mandate granted to the board of directors to issue new shares of the Company by the aggregate nominal amount of shares repurchased by the Company, provided that such amount shall not exceed 10% of the issued share capital of the Company as at the date of passing this resolution.

(Signature)